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              UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
           WASHINGTON, D.C. 20549

               FORM 12B-25
                                                              SEC FILE NUMBERS

                                                                 33-75510-01
                                                                   1-12944

       NOTIFICATION OF LATE FILING
                                                                 CUSIP NUMBER

                                                                   46623YAA3
(CHECK ONE):         [   ] Form 10-K and Form 10-KSB
                     [   ] Form 20-F
                     [   ] Form 11-K
                     [   ] Form 10-Q and Form 10-QSB
                     [   ] Form N-SAR

            For Period Ended:
            [X] Transition Report on Form 10-K
            [ ] Transition Report on Form 20-F
            [ ] Transition Report on Form 11-K
            [ ] Transition Report on Form 10-Q
            [ ] Transition Report on Form N-SAR
            For the Transition Period Ended: December 28, 1996

  Read Attached Instruction Sheet Before preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

            JPS AUTOMOTIVE L.P.
            JPS AUTOMOTIVE PRODUCTS CORP.
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Full Name of Registrant


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Former Name if Applicable

            29 STEVENS STREET
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Address of Principal Executive Office (STREET AND NUMBER)

            GREENVILLE, SOUTH CAROLINA 29605
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City, State and Zip Code




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PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]                  (b)            The subject annual report, semi-annual
                                    report, transition report on Form 10-K, Form
                                    20-F,  Form 11-K or Form  N-SAR,  or portion
                                    thereof,  will be  filed  on or  before  the
                                    fifteenth   calendar   day   following   the
                                    prescribed   due   date;   or  the   subject
                                    quarterly  report  or  transition  report on
                                    Form 10-Q, or portion  thereof will be filed
                                    on  or  before   the  fifth   calendar   day
                                    following the prescribed due date; and

                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10- QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

            On December 11, 1996, Collins & Aikman Products Co. ("C&A") acquired all of the outstanding equity of the Registrants. Also on December 11, 1996, C&A completed an acquisition of the North American, Spanish and United Kingdom operations of Perstorp AB. In addition, on February 6, 1997, C&A completed the disposition of its Floorcoverings business. The substantial efforts directed toward these transactions required of the directors, officers and financial and legal personnel of C&A (some of whom are now officers of the Registrants) diverted those persons from the task of completing and finalizing their review of the Registrants' Transition Report on Form 10-K for the period ended
December 28, 1996, thereby rendering the Registrants unable to file their Form 10-K by March 28, 1997.

PART IV --- OTHER INFORMATION

(1) Name and telephone number of person, to contact in regard to this notification

            John F.  Grossbauer                        (704) 548-2351
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                 (Name)                         (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

[   ] Yes   [ X ]No

C&A has been informed by Foamex International, Inc. ("Foamex"), from whom C&A acquired the Registrants, that prior the acquisition by C&A, Foamex inadvertently failed to list JPS Automotive Products Corp. as a co-registrant and joint filer on the EDGAR submission page for the 1996 first quarter, second quarter and third quarter 10-Q filings of JPS Automotive L.P. and JPS Automotive Products Co. (although the cover page for such filings listed both of the Registrants and both of the Registrants executed such filings). Such 10-Q filings were timely made. By letter to the Securities and Exchange Commission dated February 4, 1997, counsel for Foamex requested that the filings be amended to include the joint filer for whom information was inadvertently omitted. To the Registrants' knowledge, no response on such request has been received as of the date of the filing of this Form 12b-25.

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(3)         Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ]Yes   [ X ]No

            If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                               JPS AUTOMOTIVE L.P.
                          JPS AUTOMOTIVE PRODUCTS CORP.
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                  (Name of Registrant as Specified in Charter)


have caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.




                JPS Automotive Products Corp.          JPS Automotive L.P.
                                                           By: PACJ, Inc.,
                                                       its general partner



March 26, 1997   By: /s/ J.  Michael Stepp        By:/s/ J.  Michael Stepp
--------------       ----------------------------    ---------------------
Date                   J.  Michael Stepp               J.  Michael Stepp
                       Executive Vice President        Executive Vice President
                       & Chief Financial Officer       & Chief Financial Officer














INSTRUCTIONS: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.